02042701

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
OFFICE OF INTERNATIONAL CORPORATE FINANCE
JUDICIARY PLAZA
450 FIFTH STREET NW
WASHINGTON DC 20549

SEC MAIL PROCESSING SECTION RECEIVED JUL 18 2002 WASH. D.C. 154

SUPPL

Madrid, July 2002

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges" and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders.

EXHIBIT 1.- Telepizza submits information regarding the agreements approved at the General Shareholders Meeting held on the 28th of June.

EXHIBIT 2.- On the occasion of the General Shareholder's Meeting the company submits information regarding its strategy and 2001 results.

EXIBIT 3.- The Company submits the presentation shown at the General Shareholder's Meeting.

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

Very truly yours

Igor Albiol
Controller Director

Checks made through the Databases
Of Official Registries

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 06/28/2002 **Outstanding fact number 36363**

The company submits information regarding the agreements approved at the General Shareholders Meeting held on the 28th of June.

TELE PIZZA, S.A.
Secretary of the Board of Directors

TELE PIZZA, S.A.
Secretariat of the Board of Directors

Comisión Nacional del Mercado de Valores
Paseo de la Castellana, 19
<u>28046 MADRID</u>

ATT. Mr Antonio Mas Sirvent
(Dirección General de Supervisión de Mercados)
Nº FAX: 91/585.16.62

NOTICE OF A RELEVANT FACT

Madrid, 28th June 2002

In compliance with the stipulations of article 82 of Securities Market Act 24/1988 of 28th July, the following relevant fact is hereby communicated for its inclusion in the public records of the Comisión Nacional del Mercado de Valores ("Securities and Investments Board"):

Today, 28th June 2002, at the second calling, the General ordinary Meeting of Shareholders of TELE PIZZA, S.A. has been held. The meeting was validly constituted, those members of the company present or represented holding a total of 59,418,672 shares, corresponding to 26.58% of the share capital.

In compliance with the items on the Agenda proposed for the consideration and approval of the Ordinary General Meeting, the following decisions were adopted:

First.- Reading and approval, if appropriate, of the Annual Accounts (Balance Sheet, Profit and Loss Account, and Note to the Financial Statements), together with the Management report, proposal for the distribution of earnings and the Report on the Company Management, with reference to Financial Year ending 31st December 2001, of the Company and its Consolidated Group of Companies.

The motion was passed with the votes of 99.95% in favour, 0.02% against, and the abstention of shares amounting to 0.03% of the capital in attendance with a right to vote.

Second.- Ratification and re-election of Directors.

The General Meeting approved the ratification and re-election in their posts of Directors of the Company, for a period of five years, of the following persons:

- Mr. Javier Gaspar Pardo de Andrade..
- Mr. Alfonso Martínez de Irujo Fitz-James Stuart.
- Mr. Joaquín Cayuela Verges.
- Mr. Guillermo de la Dehesa Romero.

The motion was passed with the vote of 99.97% in favour and 0.03% against of the capital in attendance with a right to vote.

Third.- Authorisation for the repurchase of its own shares in compliance with Article 75 and all other applicable provisions of the Spanish Limited Societies Acts, thus leaving without effect for the period of five months and twenty-four days not yet elapsed the sixth decision taken at the General Ordinary Meeting of Shareholders of 22nd June 2001.

The preceding motion was passed with the vote of 99.95% in favour and 0.02% against, and the abstention of shares amounting to 0.03% of the capital in attendance with a right to vote.

Fourth.- To authorise the Board of Directors to issue bonds convertible into and/or exchangeable for shares in the company not carrying pre-emptive rights of preferential subscription, to approve the rules for their distribution and to delegate their execution to the Board of Directors; to establish the bases and types of conversion and/or exchange, the rate of the issue being at least at par; the value of the new shares for the purposes of conversion, or of the existing shares for the purposes of exchange, will be at least the average quoted price of the ten days prior to the opening of the period of subscription for the stock, and at most 200% of the value of that quoted price. Under no circumstances will the value of the shares be lower than the nominal share value. Motion to increase share capital and to delegate to the Board of Directors the powers required to enable its complete execution, in compliance with and subject to the limitations provided in Article 153.1 a) and all other applicable provisions of the Spanish Limited Companies Act, as well as the powers required for the execution of the present agreement up to its registration in the corresponding records. Validity of the subscription, even if it be incomplete, in accordance with Article 161 of the Spanish Limited Companies Act. Granting of powers to the Board of Directors to modify Article 5 of the Articles of Association, in accordance with Article 153.2 of the Spanish Limited Companies Act, to conform with possible resulting new share capital figure.

The preceding motion was passed with the vote of 99.77% in favour and 0.03% against , and the abstention of shares amounting to 0.20%of the capital in attendance with a right to vote.

Fifth .- Modification of article nº 2 of the Articles of Association with of aim of changing the Registered Office Address.

The preceding motion was passed with the vote of 99.98% in favour and 0.02% against of the capital in attendance with a right to vote.

Sixth.- Delegation of powers in favour of the Board of Directors for the formalisation, inscription, execution, rectification and interpretation of the motions adopted by the Meeting.

The motion was passed with the vote of 99.98% in favour, 0.02% against of the capital in attendance with a right to vote.

We enclose a press release which will be distributed throughout the course of today.

Yours sincerely,

Signed: Javier Gaspar Pardo de Andrade
Secretary to the Board of Directors.

Checks made through the Databases
Of Official Registries

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 06/28/2002 **Outstanding fact number 12683**

On the occasion of the General Shareholder's Meeting the company submits information regarding its strategy and 2001 results.

TELE PIZZA, S.A.
Secretary of the Board of Directors

52.2 per cent of TelePizza stores in Spain were operating under the franchise model by May.

TELEPIZZA CONTINUES WITH ITS STRATEGY TO FRANCHISE STORES.

The company has invested 18,6 million euros in its new factory in Daganzo (Madrid). This factory will start its activity by the end of this year.

TelePizza Group continues with its strategy of franchising, reaching the franchised stores a percentage of 52,2% over total number of stores, by May 02..

TelePizza has continued with the change in the management model , strengthening the franchisees support structure, this work has been acknowledged by the ADEF (Spanish Association for the defence of the Franchisee)

2001 results and management have been approved today in TelePizza General Shareholders' Meeting .

TelePizza Group obtained a net profit of 5,13 million euros in 2001, which means an increase of 1.8 per cent in respect to the 5,04 million euros reached in 2000.

This figure includes extraordinary results in the amount of 18.78 million euros, due to the provision of the closure of the company operations in U.K and Morocco and a provision for the own shares which the company holds to cover its stock option plan for company employees.

EBITDA has increased 2.8 per cent to reach the amount of 53.16 million euros, which compares with the 51.7 million euros obtained in 2000.

TelePizza has reported at the General Shareholders' Meeting the progress obtained in its objectives during 2001. These objectives are related to the change towards a company model focused on the customer and the franchise with the objective to continue improving the company efficiency, as the evolution of the margin Ebitda/ Sales shows.

Last Year, TelePizza has developed a new work methodology focused on the consumer, initiating the needs analysis for the use of Customer Relationship Management tools, as well as a promotional marketing by segment.

The company will continue improving this line of activity and will put into effect its Datawarehouse during the 3er quarter with the objective to improve the knowledge about consumers and increase profitability.

TelePizza will initiate the Factory Master Plan during the 4th quarter of this year with the starting of production activity at its new facilities en Daganzo (Madrid), in which TelePizza has invested 18.6 million euros. This project comprises a land area of 40,000m2 being the factory premises area of 14,000 m2.

TelePizza continues being the leader in the home delivery food sector. Moreover, the company continues improving the brand perception and awareness.

TelePizza has improved the efficiency in the international area, which included the decision of discontinuing operations in U.K and Morocco.

The Company continues with its strategy of international development with local partners, this criterion applies to the reorganisation of operations in France and Mexico.

TelePizza signed in 2001 an agreement with Pollo Campero Group, leader in Central America. Under this agreement Telepizza is already operating in Guatemala, El Salvador and Costa Rica with 2 free-standing stores and 15 multi-brand stores with Pollo Campero. The objectives for this year includes the expansion in said areas.

Regarding the other international markets, TelePizza continues strengthening its leadership in Portugal, Poland and Chile, being the main objectives the growth through the franchises and the optimisation of efficiency.

Likewise, at the end of 2001, TelePizza launched a new brand name in Spain: La Piazza. This new format is orientated to eat-in and specially designed for commercial centers.. TelePizza was not so far present in this segment. At the end of 2001 7 stores were already operating .

Checks made through the Databases
Of Official Registries

Outstanding facts and other information

TELE PIZZA, S.A.

Date: 07/01/2002 **Outstanding fact number 12693**

The Company submits the presentation shown at the General Shareholders' Meeting.

TELE PIZZA, S.A.
Secretary of the Board of Directors





TELEPIZZA®

General Shareholders' Meeting

2001 Fiscal Year

June, 2002

Contents

- What is TelePizza?
- Year 2001
  - »2001 Main Objectives
  - »Main Figures
  - »2001 Activities
- Year 2002
  - »2002 Main Objectives

¿What is TelePizza?



Supplier
Supplier
Supplier
Dough and cheese factories and Warehouse
TELEPIZZA
TELEPIZZA

90% of sales are consumed at home

¿What is TelePizza?

SPAIN


539 Stores

INTERNATIONAL


328 Stores

Franchised Stores	445	51.3%
Owned Stores	422	48.7%
Stores at Dec. 01 →	867	

Year 2001 - General Objectives

➢ **Priority:**

From a company focused on		...... to a company focused on
Product	→	Customer
Owned Stores	→	Franchisees

EFFICIENCY



20%
15%
10%
5%
0%
15.43%
16.20%
2000
2001

EBITDA Margin / Consolidated Sales

Year 2001 - General Objectives

- *International Markets Rationalization*
- *First stage of company modernization process*
- *Permanent knowledge of consumer habits to be able to adapt our business model*
- *Setting solid bases for future growth*

Year 2001 - Objectives for Spain

- ***Progress in management strategic guidelines***
  - *Stores: Variable margin increase*
  - *Strengthening of the franchise support structure and increase the percentage of franchised stores versus company-owned stores*
  - *Headquarters: First stage of the optimisation of the structure*
  - *Beginning of the building of factory in Daganzo*
  - *New information systems for stores implemented (SAGA)*

Year 2001 - Objectives for Spain

➢ **Progress in management strategic guidelines**

» **Marketing**

- New work methodology

  (focus group, market research)

- Analysis of needs to develop a Customer Relationship Management tool (CRM)



- Product Innovation

- Promotional marketing by segment



TAZ MANIA

Year 2001 - Objectives for Spain

- **Progress in management strategic guidelines**
  - Growth in localities of fewer than 30,000 inhabitants
  - Launching of a new brand La Piazza (restaurants)


LA PIAZZA
LA PIAZZA

Year 2001 - International Objectives

- ***Progress in management strategic guidelines***
  - ***Sales growth in Portugal, Poland and Chile***
  - ***France: Franchise Agreement initiated***
  - ***Mexico: New Joint Venture with Pollo Campero Group***
  - ***CentralAmerica: Agreement with Pollo Campero Group for the joint development of the TelePizza brand***

Main Figures

Stores



900
700
500
300
100
468
590
767
848
867
47.6%
34.6%
27.8%
28.7%
33.5%
17.8%
Franchised stores in Mexico and France
1997
1998
1999
2000
2001
Owned Stores
Franchised Stores

TelePizza Coverage

SPAIN		
	Households	*10,711,761*
	Inhabitants	*32,135,283*
	Phone numbers	*6,650,000*
INTERNATIONAL		
	Households	*7,501,809*
	Inhabitants	*22,505,427*
	Phone numbers	*1,964,214*
TOTAL		
	Households	*18,213,570*
	Inhabitants	*54,640,710*
	Phone numbers	*8,614,214*

Main Figures

Chain Sales



Mill. euros
450.00
350.00
250.00
150.00
50.00
238.26
323.28
375.34
409.37
393.96
1997
1998
1999
2000
2001

Main Figures

EBITDA



Mill. euros
60.00
50.00
40.00
30.00
20.00
10.00
31.01
46.56
54.93
51.71
53.16
1997
1998
1999
2000
2001

2001 Main Figures

Chain Sales (million euros)	*393.96*
EBITDA (million euros)	*53.16*
Nº of stores	*867*
Chain Employees	*>24,000*

Profit and Loss Account 2001

Mill. euros

	2001	%	2000	%	Δ %
Turnover	328.22	100.0%	335.24	100.0%	-2.1%
Other Operating Income	14.64	4.5%	10.12	3.0%	44.7%
TOTAL INCOME	**342.86**	**104.5%**	**345.36**	**103.0%**	**-0.7%**
GROSS MARGIN	**250.74**	**76.4%**	**251.19**	**74.9%**	**-0.2%**
EBITDA	**53.16**	**16.2%**	**51.71**	**15.4%**	**2.8%**
EBIT	**32.73**	**10.0%**	**31.75**	**9.5%**	**3.1%**
Financial Result	**-4.68**	**-1.4%**	**-5.35**	**-1.6%**	**-12.5%**
Extraordinary Result	**-18.78**	**-5.7%**	**-14.18**	**-4.2%**	**32.4%**
CONSOLIDATED PROFIT BEFORE TAXES	**5.43**	**1.7%**	**11.43**	**3.4%**	**-52.5%**
CONSOLIDATED PROFIT	**5.06**	**1.5%**	**5.80**	**1.7%**	**-12.8%**
PROFIT ALLOCATED TO THE PARENT COMP	**5.13**	**1.6%**	**5.04**	**1.5%**	**1.7%**

EBITDA



Mill. euros
75.00
60.00
45.00
30.00
15.00
0.00
51.71
2.8%
53.16
2000
2001

EBITDA Margin (over consolidated sales)



20.00%
15.00%
10.00%
5.00%
0.00%
15.4%
5.2 %
16.2%
2000
2001

Profit and Loss Account 2001

Main Extraordinary Expenses

	2001
Own Shares	6.03
U.K	3.20
France	3.96
Morocco	0.40
Assets Write off in Spain	2.43

Figures in millions of Euros

Comparable Results

	2001	2000	Δ %
Net Result	5.13	5.04	**1.8%**
Effect of provision for the own shares	6.03	0	---
Comparable Net Results	**11.16**	**5.04**	**121.4%**

Figures in millions of Euros

Summary of 2001 Balance Sheets

Total Operating Assets	268..29	*Shareholders' Equity*	93.12
		Net Indebtedness	117.44
		Other Liabilities	57.73
TOTAL	268.29	TOTAL	268.29

Figures in millions of Euros

Stock Performance

Share Price at 31-12-2000:	2.52 euros
Share Price at 31-12-2001:	1.74 euros
Year High (2001):	3.45 euros
Year Average (2001):	2.34 euros
Year Low (2001):	1.16 euros

	2001	2000
Outstanding number of shares	223,597,400	223,597,400
Number of Shares Traded	371,696,778	610,108,945
Capital turnover:	1.66	2.73

2001 Activities


Spain

Information on the Spanish Sector

- **TelePizza is the leader in the home delivery food sector**

	2001*
TelePizza Group	50.8%
Pizza Hut	17.7%
Others	31.5%

Source: DBK



* Not including take - away, which represent 35% of TelePizza sales

Information on the Spanish Sector

Market share in the ready-to-eat pizza segment


2001
24.1%
60.0%
15.9%
TelePizza
Pizza Hut
Otthers



TelePizza continues to be the indisputable leader

Source: DBK

Information on the Spanish Sector

According to “Prometheus” study by Taylor Nelson Sofres:

» **TelePizza is a market leader in:**

- Quality Guarantee
- Trust
- Framily brand name



- Brand name which best justifies its prices

» **98.4% brand awareness**

Operations Area: Stores

- **New supervision system for company-owned stores has been put into effect**
  - » Smoother structure
  - » Closer relationship with outlet managers
- **Improvement in the variable margin at store level**
- **Implementation of new management and information systems in stores (SAGA)**


TELEPIZZA


TELEPIZZA

Operations Area: Stores

- **Implementation of a new franchise support structure**
  - » Internal franchise-specialized consultant
  - » Act as consultant in the outlet opening process and outlet operations
  - » 48.1% of the stores in Spain by Decembre were running under the franchise model



TELEPIZZA®
Marketing
Information Systems
Product Factory Supplies
Franchise Support Department
Franchise

Marketing

- **New work methodology focused on the consumer (focus group, market research)**
- **Datawarehouse initiated**
  - » Needs analysis performed for the use of Customer Relationship Management tools
- **Operational Marketing**
  - » Innovation: Launching of two new pizzas
  - » Promotional marketing by segment according to customer type


DIVERTAZA

Factory Master Plan



- Daganzo Factory building has started
- Features:
  - Land area : 40,000 m2
  - Factory premises area: 14,000 m2
  - Production Capacity: 60 million balls of dough per year
  - Total Investment: 18.6 million euros (Subsidy: 5.4 million euros)
- Targets
  - Industrial process upgraded
  - Substantial improvement in relation to quality and product homogeneity
  - Simplify logistics
  - Centralisation of production
  - Production activities will start in 4th Quarter 2002

Expansion in urban areas with population of less than 30,000 inh.

- Development through franchisees
- Adaptation of store model, focused mainly on eat-in
- 23 franchised stores already opened by December 2001
- 20 stores in opening process by December 2001

Restaurants

LA PIAZZA
TELEPIZZA

- **New brand : La Piazza**
  - » TelePizza's proposal for in-restaurant consumption
  - » La Piazza is specifically designed for commercial centers
  - » Innovation in customer service
    - Quick service in 3 minutes
    - Exclusive "Servicio Pronto"
  - » Innovation of range of products
    - Products adapted to individual consumption
    - Products inspired by the Mediterranean diet
- **7 stores already opened by December 2001**



INTERNATIONAL



International

- **Portugal, Poland and Chile**
  - » TelePizza continues being sector leader
  - » Marketing adapted to the country
  - » Selective criterion for new openings



Kochanowskiego Store (Poland)

International

- **Portugal, Poland and Chile**

System Sales



80
60
40
20
0
26.94
31.14
16.79
21.99
9.02
9.34
52.75
62.47
Portugal
Poland
Chile*
Total
Year 2000
Year 2001

* Growth in Chile: + 16.4% in local currency

Figures in millions of euros

International

- **France**
  - » Franchise agreement with a local expert in place
  - » TelePizza continues managing the industrial side
- **Mexico**
  - » Agreement with Pollo Campero Group and the setting up of a joint-venture
  - » Operations managed by the new Joint Venture since September 2001
  - » Three types of stores:
    - TelePizza stores
    - Pollo Campero stores
    - Multi-brand stores TelePizza- Pollo Campero
  - » New model already working in 14 stores by December 2001


Prueba la nueva
TelePizza

International

- **United Kingdom and Morocco**
  - Decision to discontinue activity due to the company's interest in focusing its international strategy on areas that are reporting adequate profitability and on new geographic areas through alliances with local partner

International Development

- **Central America: Alliance with Pollo Campero Group**
  - Two TelePizza free standing stores (Opening January 2002)
  - 4 multi -brand stores with Pollo Campero Goup (Opening January 2002)



Year 2002

Year 2002 - General Objectives

➢ **Priority:**

Model of management focused on → **Customer** / **Franchises**

Efficiency



15.43%
16..20%
20%
15%
10%
5%
0%
1T 01
1T 02

EBITDA Margin / Sales

➢ **Complete the company modernisation process**

2002 Year - Objectives in Spain

- **Progress in management strategic guidelines**


Ellos
han empezado
a ganar dinero.
TELEPIZZA

  - » *Stores:*
    - *New store image*
    - *Human Resources master plan*
    - *Rationalisation of network of stores*
  - » *Growth in the number of franchised stores (52.2% of stores operating under the franchise model by May 2002)*

2002 Year - Objectives in Spain

- ***Progress in management strategic guidelines***
  - ***Headquarters:***
    - ***Sale and lease back of the headquarters building***
      - January 2002
      - Sale price : 25.24 milions of euros
    - ***Structure optimisation***
  - ***Factory Master Plan will be implemented in 4º Quarter 2002***
  - ***Datawarehouse will be implemented in 3º Quarter 2002***

2002 Year - Objectives in Spain

➤ *Progress in management strategic guidelines*

» ***Marketing***


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- ***Test of loyalty plan***
- ***Test of Customer Relationship Management tools (CRM)***
- ***Innovation of product***
- ***Magazine: 1,300,000 issues to be distributed monthly with home-entertainment contents***

» **Continue expansion in urban areas with population of less than 30,000**

2002 Year - International Objectives

- ***Progress in management strategic guidelines***
  - ***International***
    - ***Portugal, Poland and Chile: Maximise efficiency and growth mainly through franchises***
    - ***Francia: Business Plan development***
    - ***México: Development of a new business model under the management of the Joint Venture with Pollo Campero Group***

2002 Year - International Objectives

- ***Progress in management strategic guidelines***
  - ***International***
    - ***Central America:***
      - →***Development of agreement with Pollo Campero Group in Guatemala, El Salvador and Costa Rica***
      - →***Situation at May 2002:***
        - ***2 TelePizza free-standing stores***
        - ***15 multi-brand stores with Pollo Campero Group***

